Eletrobrás 

DFR
Av. Presidente Vargas, 409 - 9° andar
20071-003 - Rio de Janeiro - RJ - BR
Tel.: (21) 2514-6326 - Fax: (21) 2242-2694

CTA-DFR-2905/03
Ref.


03022546


Eletrobrás
TRABALHANDO COM ENERGIA

Rio de Janeiro, March 28th, 2003

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 – USA

**At.: Division of Corporation Finance**

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on March 28th, 2003.



With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

*Arlindo Soares Castanheira*
Deputy Head of Funding and
Investor Relations Department

dlw 6/11

RMK C:\Meus documentos\Meus documentos\Raquel\Carta SEC.doc

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

---

**ANNOUNCEMENT OF MEETING**

**43rd Ordinary Shareholders' Meeting**

ELETROBRÁS´ shareholders are invited to the Ordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on April 30th, 2003, at 10:00 a.m., for the Ordinary Shareholders' Meeting, to discuss the following subjects:

1. Administration Report, Financial Statements and Audit Committee Report, regarding the year ended December 31, 2002;

2. Destination of the net income for the period and distribution of remuneration to the shareholders;

3. Election of the Fiscal Council members and their respective substitutes;

4. Fixing of the remuneration of the members of Administration Council, Audit Committee and Board of Directors of ELETROBRÁS.

According to Instruction 165, of 12.11.1991, of Comissão de Valores Mobiliários – CVM, the minimum percentage of participation in the voting capital necessary to request multiple vote will be of 5% (five per cent).

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until April 28th, 2002, at Departamento de Captação de Recursos e Relações com Investidores - DFR; Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, March 28, 2003.

**DILMA VANA ROUSSEFF**
President of the Administrative Council

C:\Meus documentos\Meus documentos\Raquel\Announcement of meeting28032003.doc